1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date December 22, 2011	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of Proxy for Use at the 2012 First Extraordinary General Meeting to be held on Wednesday, 8 February 2012

No. of shares to which this form of proxy relates (Note 1)

I/We (Note 2)                                                                                                                                                                                                            Address (Note 2):                                                                                                                                                                                                   being the registered holder(s) of                                                                                                            H shares of RMB 1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT (Note 3) the Chairman of the 2012 First Extraordinary General Meeting or                                                                           of                                                                           as my/our proxy/proxies to attend and act for me/us and on my/our behalf at the 2012 First Extraordinary General Meeting (and/or at any adjournment thereof) to be held at the Conference Room of Zong He Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, PRC at 9:00 a.m. on Wednesday, 8 February 2012. The proxy/proxies will vote on the resolution listed in the Notice of 2012 First Extraordinary General Meeting of the Company dated 22 December 2011 as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

No.	Matters to be considered and approved	FOR (Note 4)	AGAINST (Note 4)	ABSTAIN (Note 4)
SPECIAL RESOLUTIONS
To consider and approve each of the resolutions of the proposed public offering of corporate bonds by the company.*
1.1	Issue size
1.2	The bond period and interest rate
1.3	Use of proceeds
1.4	Arrangement to place to existing shareholders
1.5	Guarantee
1.6	Listing arrangement
1.7	Methods for redemption and payment of interest
1.8	Warranty for repayment of the bonds
1.9	Valid period of the special resolutions
2	Authorization by the Extraordinary General Meeting

*	The full texts of the resolution are set out in the Notice of 2012 First Extraordinary General Meeting dated 22 December 2011.

Signature(Note 5):	Date:

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate all the shares in the Company registered in your name.
2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.
3.	If the person other than the Chairman of the 2012 First Extraordinary General Meeting is to be appointed as proxy, please delete “the Chairman of the 2012 First Extraordinary General Meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.
4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked “ABSTAIN”, and your votes will be counted in the total number of votes cast in that resolution for the purpose of calculating the result of that resolution. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the 2012 First Extraordinary General Meeting other than those referred to in the notice convening the 2012 First Extraordinary General Meeting.
5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.
6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting (or any adjournment thereof).
7.	A proxy attending the 2012 First Extraordinary General Meeting must present his proof of identity.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC